Exhibit 99.1

ADVANTAGE OIL & GAS LTD.

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual General and Special Meeting of holders of common shares of Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") held on May 27, 2015 (the "Meeting"), the following sets forth a brief description of each matter voted upon at such Meeting and the outcome of the vote:

			Votes by Ballot
Description of Matter		Outcome of Vote	Votes For	Votes Against/Withheld

1.	Ordinary resolution to fix the number of directors of Advantage to be elected at the Meeting at six (6).	Passed	99.73%	0.27%
2.	Ordinary resolution approving the election of the following nominees as directors of Advantage for the ensuing year or until their successors are elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and the by-laws of Advantage:
	Stephen E. Balog Grant B. Fagerheim Paul G. Haggis Andy J. Mah Ronald A. McIntosh Jill T. Angevine	Passed	99.31% 97.31% 99.31% 99.84% 98.97% 99.85%	0.69% 2.69% 0.69% 0.16% 1.03% 0.15%
3.	Ordinary resolution approving all unallocated options under the Corporation's stock option plan, as more particularly described in the management information circular of the Corporation dated April 24, 2015 (the "Information Circular").	Passed	86.59%	13.41%
4.	Ordinary resolution approving a restricted and performance award incentive plan for the Corporation, as more particularly described in the Information Circular.	Passed	92.34%	7.66%
5.	Ordinary resolution re-approving the shareholder rights plan agreement of the Corporation, as more particularly described in the Information Circular.	Passed	92.15%	7.85%
6.	Ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Advantage and to authorize the directors of Advantage to fix their remuneration as such.	Passed	N/A	N/A

Dated at Calgary, Alberta this 27th day of May, 2015.